UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER

SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-56594

Ameren Energy Generating Company

(Exact name of registrant as specified in its charter)

1500 Eastport Plaza Drive, Collinsville, Illinois 62234        (618) 343-7777

(Address, including zip code, and telephone number, including area code,

of registrant’s principal executive offices)

Senior Unsecured Debt Securities

(consisting of 7.95% Senior Notes, Series F due 2032; 7.00% Senior Notes,

Series H due 2018; and 6.30% Senior Notes, Series I due 2020)

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: 92

Pursuant to the requirements of the Securities Exchange Act of 1934, Ameren Energy Generating Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 30, 2013	AMEREN ENERGY GENERATING COMPANY

	By:	/s/ Bruce A. Steinke
		Name:	Bruce A. Steinke
		Title:	Senior Vice President, Finance and Chief Accounting Officer